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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Resurgence Asset Management, L.L.C.
(Last) (First) (Middle)

10 New King Street
(Street)

White Plains, NY 10604
(City) (State) (Zip)

2. Date of Event Requiring Statement *(Month/Day/Year)*

09/30/02

3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*

4. Issuer Name and Ticker or Trading Symbol

Kitty Hawk, Inc. (Ticker Symbol: not yet determined)

5. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*

☐ Director ☒ 10% Owner

☐ Officer *(give title below)*

☐ Other *(specify below)*

6. If Amendment, Date of Original *(Month/Day/Year)*

Not applicable

7. Individual or Joint/Group Filing *(Check Applicable Line)*

☒ Form Filed by One Reporting Person

☐ Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security *(Instr. 4)*	2. Amount of Securities Beneficially Owned *(Instr. 4)*	3. Ownership Form: Direct (D) or Indirect (I) *(Instr. 5)*	4. Nature of Indirect Beneficial Ownership *(Instr. 5)*
Common Stock	7,453,308(1)	I	Resurgence Asset Management, L.L.C. ("RAM") exercises voting and dispositive power over the Issuer's securities solely in RAM's capacity as the general partner and/or sole investment advisor of M.D. Sass Corporate Resurgence Partners, L.P., M.D. Sass Corporate Resurgence Partners II, L.P., M.D. Sass Corporate Resurgence Partners III, L.P. and the Resurgence Asset Management, L.L.C. Employee Retirement Plan.

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Table II — Derivative Securities Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 4)*	2. Date Exercisable and Expiration Date *(Month/Day/Year)*		3. Title and Amount of Securities Underlying Derivative Security *(Instr. 4)*		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 5)*	6. Nature of Indirect Beneficial Ownership *(Instr. 5)*
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

(1) Various funds for which Resurgence Asset Management, L.L.C. acts as general partner and/or sole investment management, beneficially own $62,571,000 face amount of the Issuer's 9.95% bonds due November 15, 2004. Pursuant to the Issuer's bankruptcy reorganization plan, such bonds will be converted into a combination of cash, future contingent cash distributions and approximately 7,453,308 shares of the Issuer's common stock. For more information, see the Form 13G filed by Resurgence Asset Management, L.L.C. with the Securities and Exchange Commission on October 15, 2002.

Resurgence Asset Management, L.L.C.

By: /s/ James B. Rubin   October 11, 2002
_____   _____
Name: James B. Rubin   Date
Title: Co-Chairman

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.